To Our Shareholders:

     Bancorp Hawaii, Inc. reported first quarter earnings of $28.2 million, 17.9% lower than for the same period last year. Earnings per share for the first quarter were $.67 compared to $.80 for the first quarter of 1994. Return on average assets was 0.93% and return on average equity was 11.61%. The decline in earnings, a result of margin compression due to the continual rise in interest rates, was within Bancorp Hawaii's expectations.

     Bancorp's total assets at the end of March 1995 were $12.2 billion, down 5.3% from $12.9 billion at March 31, 1994.
Deposits and repurchase agreements stood at $8.9 billion, down 9.4% from the same period last year. Net loans at the end of the first quarter were $7.5 billion, up 5.3% from last year's first quarter.

     Asset quality remained very high.  Non-performing assets
(NPAs) dropped to $52.3 million on March 31, 1995, reflecting a 22% decrease from $66.8 million reported March 31, 1994, and relatively unchanged from $53.2 million reported at year end 1994. Reserve for loan losses totaled $150.4 million, representing 1.97% of loans outstanding.

     Bancorp continues to face the challenges of a low-growth economy and a rising interest rate environment, and to seek opportunities within this context. We are particularly pleased with the growth in loans this quarter, which is a reflection of the geographic diversification strategy Bancorp has followed for some time. We are also pleased with the significant increase in non-interest income to $39.8 million, an 11% increase from last year's first quarter, which is due largely to rising trust income and the success of our Investment and Trust Services Group.

     Non-interest expense rose by 3.2%, in line with your company's initiative to control costs but continue to invest in technology. This investment will enable Bancorp to focus more heavily on relationship banking and was partially offset by our success in managing other expenses, particularly compensation.

     Early in 1995, Bancorp offered a voluntary early retirement option to approximately 440 eligible Bancorp Hawaii staff members and approved a new defined contribution retirement plan and an enhanced profit sharing program.

     Bank of Hawaii has opened two additional in-store branches
(ISBs) in Safeway Stores on Oahu recently. Your company is aggressively taking ownership of the ISB market niche in Hawaii and has signed agreements to develop ISB networks with Star and KTA supermarkets throughout the state. In March, First National Bank of Arizona, another Bancorp subsidiary, opened its fifth branch, the Camelback Banking Center, to service the bank's growing number of customers in Phoenix's Camelback corridor area.

     At the annual shareholders meeting on April 26, 1995, Bank of Hawaii President Richard J. Dahl was named to the Bancorp Hawaii board of directors, succeeding Retired Admiral Thomas B. Hayward who reached mandatory retirement age. Also, Mary G.F. Bitterman, Herbert M. Richards, Jr., H. Howard Stephenson, and Charles R. Wichman were re-elected to three-year terms on the Bancorp board. Shareholders also re-elected Ernst & Young LLP as Bancorp's auditor for 1995.

     Also in April, the Board of Directors declared a quarterly dividend of 27 1/4 cents payable on June 14, 1995 to shareholders of record on May 22, 1995.

     Bancorp Hawaii will continue to focus on its long range objectives, leveraging its dominant position in Hawaii and expanding throughout the Pacific Rim region consistent with the company's goals. We appreciate your continuing support as we take the bold steps necessary for your company to build a framework for growth and success in the next century.

Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Senior Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

   or

Sharlene K. Bliss
Assistant Vice President and Investor Relations Officer
(808) 537-8037

   or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)                                                            Bancorp Hawaii, Inc., and subsidiaries
--------------------------------------------------------------------------------------------------------------------------
                                                                              March 31                  March 31
                                                                                  1995                      1994
--------------------------------------------------------------------------------------------------------------------------
Return on Average Assets                                                         0.93%                     1.11%
--------------------------------------------------------------------------------------------------------------------------
Return on Average Equity                                                        11.61%                    14.63%
--------------------------------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                                 3.62%                     3.99%
--------------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                    $23.92                    $22.40
--------------------------------------------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                                        1.97%                     1.80%
--------------------------------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                                    7.99%                     7.57%
--------------------------------------------------------------------------------------------------------------------------

Common Stock Price Range                                                         High         Low       Dividend
--------------------------------------------------------------------------------------------------------------------------
   1994  .....................................                                 $34.75      $24.13          $1.04
--------------------------------------------------------------------------------------------------------------------------
   1995  First Quarter........................                                 $28.50      $24.88          $0.26
--------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income (Unaudited)
------------------------------------------------------------------------------------------------------------
Three Months Ended March 31
(in thousands of dollars except per share amounts)                                        1995         1994
------------------------------------------------------------------------------------------------------------
Total Interest Income                                                                 $214,585     $193,696
Total Interest Expense                                                                 112,264       77,789
------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                    102,321      115,907
Provision for Possible Loan Losses                                                       4,453        8,258
------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Possible Loan Losses                            97,868      107,649
Total Non-Interest Income                                                               39,811       35,874
Total Non-Interest Expense                                                              91,055       88,244
------------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                                        46,624       55,279
Provision for Income Taxes                                                              18,376       20,887
------------------------------------------------------------------------------------------------------------
      Net Income                                                                       $28,248      $34,392
============================================================================================================
Earnings Per Common Share and Common Share Equivalents                                   $0.67        $0.80
------------------------------------------------------------------------------------------------------------
Average Common Shares and Common Share Equivalents Outstanding                      42,137,738   42,943,711
------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
------------------------------------------------------------------------------------------------------------
                                                                         March 31  December 31     March 31
                                                                             1995         1994         1994
------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                $532,726     $727,016     $999,991
Investment Securities
(Market Value of $3,122,587, $3,101,584 and $3,593,559, respectively)   3,152,518    3,150,885    3,582,077
Funds Sold                                                                 79,755       54,167      115,747
Loans                                                                   7,756,208    7,891,993    7,366,639
  Unearned Income                                                        (141,860)    (144,034)    (146,610)
  Reserve for Possible Loan Losses                                       (150,377)    (148,508)    (130,064)
Net Loans                                                               7,463,971    7,599,451    7,089,965
------------------------------------------------------------------------------------------------------------
    Total Earning Assets                                               11,228,970   11,531,519   11,787,780
Cash and Non-Interest Bearing Deposits                                    387,505      508,762      596,504
Premises and Equipment                                                    227,700      221,806      176,765
Other Assets                                                              353,674      324,263      316,834
------------------------------------------------------------------------------------------------------------
    Total Assets                                                      $12,197,849  $12,586,350  $12,877,883
============================================================================================================

Liabilities
Deposits                                                               $6,776,133   $7,115,054   $7,339,933
Securities Sold Under Agreements to Repurchase                          2,139,973    2,136,204    2,500,148
Funds Purchased                                                           489,549      609,574      610,471
Short-Term Borrowings                                                     574,148      594,475      766,177
Other Liabilities                                                         353,219      302,683      318,010
Long-Term Debt                                                            862,445      861,572      389,882
------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                  11,195,467   11,619,562   11,924,621

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
    outstanding,  March 1995 - 41,908,241;
    December 1994 - 41,851,466; March 1994 - 42,564,920;                   83,816       83,703       85,130
Surplus                                                                   261,003      260,040      282,280
Unrealized Valuation Adjustments                                             (977)     (18,122)      (4,995)
Retained Earnings                                                         658,540      641,167      590,847
------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                          1,002,382      966,788      953,262
------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                        $12,197,849  $12,586,350  $12,877,883
============================================================================================================

Starting in 1995, Bancorp Hawaii will discontinue mailing quarterly reports to shareholders whose stock is held in "street name," for example through brokerage houses. Bancorp can more quickly communicate the company's performance through direct mail to these shareholders. If your Bancorp stock is held in "street name" and you wish to continue receiving Bancorp's quarterly reports, please complete the address form and return it to Bancorp. Bancorp shareholders with stock held in their own name are not affected and will continue to receive quarterly reports as usual. Annual reports and proxy materials will continue to be sent to all shareholders.

-----------------------------------------------------------------
My Bancorp Hawaii stock is held in "street name." Please continue to send me Bancorp Hawaii, Inc., quarterly reports during 1995 at the following address.

Please print or type

NAME_____________________________________________________________

ADDRESS__________________________________________________________

CITY_____________________________STATE_____________ZIP___________

TELEPHONE________________________________________________________

Clip and mail this form to:  Bancorp Hawaii, Inc.
                             Corporate Secretary
                             P. O. Box 2900
                             Honolulu, Hawaii  96846